Exhibit 1.

FOR IMMEDIATE RELEASE
October 18, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the third quarter 2005 of $9.1 million or $0.61 per share.

Earnings Summary
	3Q 2005	2Q 2005	3Q 2004
Net income (in thousands)	$9,083	$8,478	$8,014
Earnings per share (basic)	$0.61	$0.57	$0.54
Earnings per share (diluted)	$0.60	$0.56	$0.53

Return on average assets	1.26%	1.21%	1.26%
Return on average equity	14.50%	13.96%	13.83%
Efficiency ratio	55.27%	57.86%	59.35%

Dividends declared per share	$0.24	$0.24	$0.21
Book value per share	$16.77	$16.46	$15.73

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting record earnings for the third quarter 2005 of $9.1 million or $0.61 per share compared to $8.0 million or $0.54 per share earned during the third quarter of 2004 and $8.5 million or $0.57 per share earned during the second quarter of 2005. Year-to-date earnings for the nine months ended September 30, 2005 were $25.5 million or $1.71 per share compared to $23.1 million or $1.56 per share for the nine months ended September 30, 2004.

Third Quarter and Year-to-Date Highlights

❖	The Company's basic earnings per share of $0.61 for the third quarter 2005 reflects an increase of 13.0% over prior year. Year-to-date earnings per share increased 9.6% over prior year.

❖	The Company's net interest margin of 4.08% for the third quarter 2005 was flat to prior year but an increase of 13 basis points from prior quarter.

❖
Deposit related fees for the third quarter 2005 increased 4.3% from prior quarter and 5.9% from the third quarter 2004. Loan related fees for the third quarter 2005 increased 5.5% from prior quarter and 9.0% from the third quarter 2004.

❖
The Company experienced growth in its loan portfolio, including the Danville acquisition, at a rate of 12.8% from September 30, 2004 and an annualized rate of 6.7% from the second quarter 2005. Total loan growth for the third quarter 2005 was $34.9 million. Total loans have grown $239.1 million from September 30, 2004, with $165.4 million being internal growth.

❖
Total deposits, including repurchase agreements, grew by $23.5 million during the third quarter to $2.4 billion. Total deposits have grown by 10.8% or $229.7 million, including the Danville acquisition, from the $2.1 billion on September 30, 2004, with $159.9 million being internal growth.

Return on average assets for the quarter ended September 30, 2005 was 1.26% compared to 1.26% for the third quarter 2004 and 1.21% for the second quarter 2005. Return on average assets for the first nine months of 2005 was 1.22% compared to 1.24% for the first nine months of 2004. Return on average shareholders’ equity for the quarter ended September 30, 2005 was 14.50% compared to 13.83% for the quarter ended September 30, 2004 and 13.96% for the quarter ended June 30, 2005. Return on average equity for the nine months ended September 30, 2005 was 14.00% compared to 13.54% for the first nine months of 2004. CTBI’s efficiency ratio for the nine months ended September 30, 2005 was 57.36% compared to 58.75% for the nine months ended September 30, 2004.

Net Interest Income

Our net interest margin of 4.08% for the quarter ended September 30, 2005 was flat to the quarter ended September 30, 2004 but was a 13 basis point increase from 3.95% for the quarter ended June 30, 2005. The increase in the net interest margin was primarily attributable to our increased yield on interest earning assets from prior quarter.

Noninterest Income

Noninterest income of $8.7 million for the quarter ended September 30, 2005 was a 1.1% increase from the $8.6 million earned for the quarter ended September 30, 2004, and a 1.5% increase from the quarter ended June 30, 2005. The following table displays the quarterly activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	3Q 2005	2Q 2005	3Q 2004
Deposit related fees	$4,723	$4,460	$4,525
Loan related fees	1,408	1,292	1,334
Mortgage servicing rights	81	(94)	(200)
Trust revenue	750	740	638
Gains on sales of loans	440	347	368
Securities gains	0	3	588
Other revenue	1,266	1,790	1,322
Total noninterest income	$8,668	$8,538	$8,575

Noninterest income for the third quarter 2005 was positively impacted by increases in both deposit and loan related fees. Deposit related fees for the third quarter 2005 increased $0.2 million or 4.3% compared to prior year third quarter and $0.3 million or 5.9% compared to the second quarter 2005. Loan related fees for the third quarter 2005 increased $0.1 million or 5.5% compared to prior year third quarter and $0.1 million or 9.0% compared to the second quarter 2005. The increase in loan related fees primarily consisted of increases in consumer lending fees.

Noninterest income for the quarter ended September 30, 2005 was also positively impacted by $0.3 million compared to the third quarter 2004 and by $0.2 million compared to the second quarter 2005 because of the improvement in the fair value of our capitalized mortgage servicing rights.

Noninterest Expense

Noninterest expense of $19.8 million was a 4.6% increase from the $18.9 million for the third quarter 2004 and a 0.5% increase from the second quarter 2005. The increase in noninterest expense is reflective of the additional operating expenses, primarily personnel, associated with the three new branches and two new loan production offices which have been opened in the past 12 months, as well as the two recently acquired branches. Included in the three new branches is the Allen, Kentucky branch which opened on October 3, 2005.

Balance Sheet Review

The Company’s assets were $2.8 billion at September 30, 2005, an increase of 6.7% from prior year. Total assets decreased $10.8 million from June 30, 2005 as a result of the payment of $40 million in FHLB advances which matured in September. The Company's loan portfolio grew $239.1 million or 12.8% from prior year as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Loan growth, excluding the Danville acquisition which occurred in June 2005, totaled $165.4 million. Total deposits and repurchase agreements of $2.4 billion at September 30, 2005 represent an increase of 10.8% from September 30, 2004. Deposit growth excluding the Danville acquisition totaled $159.9 million.

Shareholders’ equity of $250.3 million on September 30, 2005 was a 7.5% increase from the $232.9 million on September 30, 2004. The Company's annualized dividend yield to shareholders as of September 30, 2005 was 2.98%.

Asset Quality

Nonperforming loans at September 30, 2005 were $21.8 million, or 1.0% of total loans, compared to $21.4 million, or 1.1% of total loans, at September 30, 2004 and $21.4 million, or 1.0% of total loans, at June 30, 2005. The increase in nonperforming loans was minimal with respect to the increase in the loan portfolio; therefore, the percentage of nonperforming loans to total loans decreased. The mix of nonperforming loans changed, however, as nonaccrual loans decreased $2.0 million from prior quarter and loans 90 days past due and still accruing interest increased $2.3 million from prior quarter. Loans past due 90 days or more must be well secured and in the process of collection to continue accruing interest.

Foreclosed properties on September 30, 2005 were $5.7 million, relatively flat to September 30, 2004, but a decrease from the $5.9 million at June 30, 2005.

Net loan charge-offs for the quarter ended September 30, 2005 of $1.9 million, or 0.4% of average loans, increased from the $1.3 million, or 0.3% of average loans for the third quarter of 2004 and the $1.8 million, or 0.4% of average loans for the second quarter of 2005. Year-to-date 2005 net loan charge-offs of $4.6 million, or 0.3% of average loans, was an increase from $4.1 million, or 0.3% of average loans, for the same period 2004. Our reserve for losses on loans as a percentage of total loans outstanding at September 30, 2005 was 1.41% compared to 1.41% at June 30, 2005 and 1.42% at September 30, 2004.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.8 billion, is headquartered in Pikeville, Kentucky and has 75 banking locations across eastern, northern, central, and south central Kentucky, five banking locations in southern West Virginia, two loan production offices in Kentucky, and five trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
September 30, 2005
(in thousands except per share data)

	Three	Three	Three	Nine	Nine
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	9/30/2005	6/30/2005	9/30/2004	9/30/2005	9/30/2004

Interest income	$41,572	$38,598	$32,623	$116,668	$94,942
Interest expense	14,825	13,509	9,138	40,453	26,122
Net interest income	26,747	25,089	23,485	76,215	68,820
Loan loss provision	2,470	1,700	2,045	5,537	5,963

Securities gains	-	3	588	3	589
Gains on sales of loans	440	347	368	1,092	1,237
Deposit service charges	4,723	4,460	4,525	13,230	13,224
Trust revenue	750	740	638	2,230	1,813
Insurance commissions	112	120	118	329	262
Other noninterest income	2,643	2,868	2,338	8,027	8,585
Total noninterest income	8,668	8,538	8,575	24,911	25,710

Personnel expense	10,816	10,613	9,959	31,690	29,665
Occupancy and equipment	2,808	2,690	2,377	8,037	7,155
Amortization of core deposit intangible	159	145	145	449	435
Other noninterest expense	6,007	6,236	6,436	18,505	18,628
Total noninterest expense	19,790	19,684	18,917	58,681	55,883

Net income before taxes	13,155	12,243	11,098	36,908	32,684
Income taxes	4,072	3,765	3,084	11,386	9,634
Net income	$9,083	$8,478	$8,014	$25,522	$23,050

Memo: TEQ interest income	$41,964	$38,991	$33,021	$117,850	$96,114

Average shares outstanding	14,917	14,881	14,805	14,885	14,804
Basic earnings per share	$0.61	$0.57	$0.54	$1.71	$1.56
Diluted earnings per share	$0.60	$0.56	$0.53	$1.68	$1.53
Dividends per share	$0.24	$0.24	$0.21	$0.72	$0.63

Average balances:
Loans, net of unearned income	$2,085,841	$1,982,353	$1,842,208	$1,996,950	$1,793,171
Earning assets	2,638,037	2,590,466	2,331,175	2,587,734	2,287,959
Total assets	2,857,569	2,801,407	2,535,480	2,799,913	2,492,436
Deposits	2,250,172	2,196,635	2,076,493	2,202,204	2,065,159
Interest bearing liabilities	2,159,150	2,122,698	1,904,067	2,120,710	1,873,291
Shareholders' equity	248,594	243,568	230,522	243,797	227,382

Performance ratios:
Return on average assets	1.26%	1.21%	1.26%	1.22%	1.24%
Return on average equity	14.50%	13.96%	13.83%	14.00%	13.54%
Yield on average earning assets (tax equivalent)	6.31%	6.04%	5.64%	6.09%	5.61%
Cost of interest bearing funds (tax equivalent)	2.72%	2.55%	1.91%	2.55%	1.86%
Net interest margin (tax equivalent)	4.08%	3.95%	4.08%	4.00%	4.09%
Efficiency ratio	55.27%	57.86%	59.35%	57.36%	58.75%

Loan charge-offs	$(2,593)	$(2,607)	$(2,145)	$(7,151)	$(6,749)
Recoveries	659	801	806	2,537	2,621
Net charge-offs	$(1,934)	$(1,806)	$(1,339)	$(4,614)	$(4,128)

Market Price:
High	$35.01	$33.78	$29.55	$35.01	$31.18
Low	30.77	27.94	26.56	$27.94	25.16
Close	32.18	32.72	28.26	$32.18	28.26

			As of	As of	As of
			9/30/2005	6/30/2005	9/30/2004

Assets:
Loans, net of unearned			$2,104,067	$2,069,167	$1,864,988
Loan loss reserve			(29,699)	(29,163)	(26,488)
Net loans			2,074,368	2,040,004	1,838,500
Loans held for sale			745	110	532
Securities AFS			419,205	473,717	508,870
Securities HTM			50,957	55,829	64,809
Other earning assets			27,684	20,076	13,269
Cash and due from banks			82,982	82,979	71,058
Premises and equipment			57,585	57,400	51,711
Goodwill and core deposit intangible			68,398	66,976	63,516
Other assets			51,076	46,757	42,662
Total Assets			$2,833,000	$2,843,848	$2,654,927

Liabilities and Equity:
NOW accounts			$14,590	$15,472	$15,606
Savings deposits			611,217	594,819	589,916
CD's >=$100,000			414,811	414,651	366,141
Other time deposits			770,233	781,993	714,268
Total interest bearing deposits			1,810,851	1,806,935	1,685,931
Noninterest bearing deposits			437,872	420,387	375,266
Total deposits			2,248,723	2,227,322	2,061,197
Repurchase agreements			116,628	114,576	74,447
Other interest bearing liabilities			193,429	236,007	266,410
Noninterest bearing liabilities			23,933	20,897	19,942
Total liabilities			2,582,713	2,598,802	2,421,996
Shareholders' equity			250,287	245,046	232,931
Total Liabilities and Equity			$2,833,000	$2,843,848	$2,654,927

Ending shares outstanding			14,922	14,889	14,808
Memo: Market value of HTM Securities			$49,717	$54,703	$64,261

90 days past due loans			$6,556	$4,237	$4,775
Nonaccrual loans			14,314	16,312	15,613
Restructured loans			894	876	1,051
Foreclosed properties			5,674	5,945	5,702

Tier 1 leverage ratio			8.68%	8.68%	9.14%
Tier 1 risk based ratio			11.34%	11.13%	11.75%
Total risk based ratio			12.59%	12.38%	13.00%
FTE employees			988	986	939

Community Trust Bancorp, Inc. reported earnings for the three and nine months ending September 30, 2005 and 2004 as follows:

		Three Months Ended		Nine Months Ended
		September 30		September 30
		2005	2004	2005	2004
(in thousands except per share information)

Net income		$9,083	$8,014	$25,522	$23,050

Basic earnings per share		$0.61	$0.54	$1.71	$1.56

Diluted earnings per share		$0.60	$0.53	$1.68	$1.53

Average shares outstanding		14,917	14,805	14,885	14,804

Total assets (end of period)		$2,833,000	$2,654,927

Return on average equity		14.50%	13.83%	14.00%	13.54%

Return on average assets		1.26%	1.26%	1.22%	1.24%

Provision for loan losses		$2,470	$2,045	$5,537	$5,963

Gains on sales of loans		$440	$368	$1,092	$1,237